Contact

www.linkedin.com/in/jeff-dickamore-0ba6801b3 (LinkedIn)

Top Skills

Strategic Planning
Goal Setting

Languages

French (Professional Working)
Romanian (Professional Working)

Certifications

Strategic Planning Foundations
Defining and Achieving Professional Goals

Jeff Dickamore

Writer/Director. Exec Assistant and Content Strategist.
Los Angeles, California, United States

Summary

Named one of 25 screenwriters to watch in 2021 by the Austin Film Festival.

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Experience

BENlabs
6 years 1 month

Content Strategist
September 2023 - Present (1 year 8 months)
Los Angeles, California, United States

Executive Administrative Assistant
April 2019 - September 2023 (4 years 6 months)

St. Norma Jean Productions
Co-Founder
November 2018 - Present (6 years 6 months)
Los Angeles, California, United States

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Education

University of Tennessee
Master of Fine Arts - MFA, Acting · (2015 - 2018)

Brigham Young University
Bachelor of Arts - BA, International Studies, French · (2005 - 2009)

Le Cours Florent
Acting · (2009)